Ex99.42
FORM 51-102F3 MATERIAL
CHANGE REPORT

ITEM 1   Name and Address of Company:

Routemaster Capital Inc. (“Routemaster” or the “Company”) 65 Queen Street West
Suite 900 Toronto, Ontario M5H 2M5

ITEM 2   Date of Material Change:

December 10, 2020

ITEM 3   News Release:

A news release was issued by the Company on December 10, 2020 and subsequently filed on SEDAR.

ITEM 4   Summary of Material Change:

Routemaster announced that it has closed the transaction to acquire 49% of DeFi Holdings Inc. (“DeFi Holdings”), first announced on October 6, 2020 (the “Transaction”). Please see the Company`s press release dated October 6, 2020, November 18, 2020 and December 10, 2020 for additional information.

ITEM 5   Full Description of Material Change:

Routemaster announced that it has closed the transaction to acquire 49% of DeFi Holdings Inc. (“DeFi Holdings”), first announced on October 6, 2020 (the “Transaction”). Please see the Company`s press release dated October 6, 2020, November 18, 2020 and December 10, 2020 for additional information.

Pursuant to the Transaction, Routemaster issued a total of 20,000,000 common shares of the Company to the shareholders of DeFi Holdings in proportion to their pro rata shareholdings of DeFi Holdings, in exchange for a 49% interest in DeFi Holdings. No finder fees were paid connection with, and no change of control of Routemaster resulted from,  the Transaction.

DeFi Holdings is a company focused on investing, incubating and managing trading technologies associated with the fast growing decentralised finance market. Decentralized finance could be considered the next wave of financial innovation on the blockchain. It refers to digital assets, financial smart contracts, protocols, and decentralized applications (“DApps”) built on Ethereum and other blockchains. In simpler terms, it is financial software built on the blockchain. Decentralized finance’s core selling point is the removal intermediaries in transactions which in traditional finance provide the “trust” layer (i.e. banks and brokers) in a transaction between two parties. With decentralized finance, users can access  the network directly, so there is no need for intermediaries.

ITEM 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

ITEM 7   Omitted Information:

Not applicable.

ITEM 8   Executive Officer:

Daniyal Baizak
President & Chief Executive Officer Tel:  (416) 861-2267

ITEM 9  Date of Report:

December 30, 2020

Cautionary Note Regarding Forward-looking Information

This Material Change Report contains “forward-lookinginformation” within the meaningof applicable Canadian securities legislation. Forward-lookinginformationincludes, butis not limited to, statements regarding the use of proceeds of theprivate placement andthe Company’s future plans. Generally, forward-lookinginformation can be identifiedby the useof forward-lookingterminology suchas “plans”,“expects” or “does not expect”, “is expected”, “budget”,“scheduled”,“estimates”,“forecasts”,“intends”,“anticipates” or “does  not  anticipate”,  or “believes”, or variations of suchwords and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will betaken”,“occur” or “be achieved”. Forward-looking information i s subject to known and unknownrisks, uncertainties andother factors thatmay cause theactual results, level of activity, performance or achievements of the Company to be materially differentfromthose expressedor implied by such forward-looking information, including but not limited to: general business, economic, competitive, politicalandsocialuncertainties; the actual results of current exploration activities; future prices of mineral prices; fa i lure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and shortages andother risks of the miningindustry. Althoughthe Companyhas attemptedto identify importantfactors that could cause actualresults to differ materially fromthose contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. Therecan beno assurance thatsuchinformation will prove to be accurate, as actualresults and future events coulddiffer materially fromthose anticipated in such statements. Accordingly, readers should not place undue reliance onforward-looking information. The Company does not undertake to update any forward-lookinginformation, except  inaccordance  with  applicablesecurities laws.